Exhibit 99.1

EHang Reports Second Quarter 2026 Unaudited Financial Results

•	Quarterly Revenues Increased by 203.5% QoQ

•	Broadened Revenue Sources beyond Passenger Mobility

•	Advanced Regulatory Sandbox Programs in Thailand and Hong Kong

•	Launched Global Fast Track Program to Accelerate Overseas Market Entry and Commercialization

Guangzhou, China, August 25, 2026 — EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading advanced air mobility (“AAM”) technology platform company, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Operational and Financial Highlights for the Second Quarter of 2026

•

Sales and deliveries of products included 36 units of electric vertical take-off and landing (“eVTOL”) aircraft, comprising 35 units of the EH216 series[1] and one unit of VT35, compared with 52 units of the EH216 series in the second quarter of 2025 and increasing notably from 4 units in the first quarter of 2026; 520 units of GD4.0 formation drones, compared with 1,000 units in the first quarter of 2026.

•

Total revenues were RMB77.9 million (US$11.5 million), representing a significant increase of 203.5% from RMB25.7 million in the first quarter of 2026, and a decrease of 31.3% from RMB113.3 million in the second quarter of 2025.

•	Gross margin was 61.2%, on par with 61.5% in the second quarter of 2025 and 62.5% in the first quarter of 2026.

•	Operating loss was RMB131.7 million (US$19.4 million), compared with RMB100.1 million in the second quarter of 2025 and RMB127.9 million in the first quarter of 2026.

•	Net loss was RMB128.3 million (US$18.9 million), compared with RMB103.0 million in the second quarter of 2025 and RMB126.4 million in the first quarter of 2026.

•	Adjusted operating loss[2] (non-GAAP) was RMB62.0 million (US$9.1 million), compared with RMB23.9 million in the second quarter of 2025 and RMB77.1 million in the first quarter of 2026.

•	Adjusted net loss[3] (non-GAAP) was RMB58.5 million (US$8.6 million), compared with RMB12.5 million in the second quarter of 2025 and RMB75.6 million in the first quarter of 2026.

•	Cash and cash equivalents, short-term investments and treasury investment balances were RMB929.4 million (US$137.0 million) as of June 30, 2026.

Business Highlights for the Second Quarter of 2026 and Recent Developments

Since the second quarter of 2026, amid a more cautious regulatory environment in China, EHang has focused on three strategic priorities—strengthening domestic operational capabilities, upgrading its global market entry strategies, and broadening its revenue source—while advancing from certification toward operational readiness and capability deployment.

[1]	The EH216 series include the EH216-S (standard model for passenger transportation), the EH216-F (specialized model for aerial firefighting), and the EH216-L (specialized model for aerial logistics).
[2]	Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Non-GAAP Financial Measures”.
[3]

Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures”.

Deepening Domestic Operational Readiness and Standardizing Operational Capabilities

EHang continued to strengthen the end-to-end operational systems at the Guangzhou and Hefei sites of two Air Operator Certificate (“OC”) holders, covering personnel training, operational support, insurance services, airspace coordination and emergency response. Routine trial operations at the two sites have remained safe and stable for 17 months, providing real-world operating data and experience to support regulatory engagement and future commercial operations.

The Company also advanced the EH216-S from single-site operations toward A-to-B route operations. At its Guangzhou headquarters, the first point-to-point test route has entered internal trial operation, further validating route planning, ground support, multi-aircraft dispatching and contingency response capabilities.

EHang continued to expand practical transportation applications, including low-altitude routes across Erhai Lake in Dali, Yunnan and a cross-sea low-altitude corridor project in Lingao, Hainan, in cooperation with China Construction Sixth Engineering Bureau. In Hong Kong, the Company was selected into the “Low-Altitude Economy Regulatory Sandbox X” Trial Projects and has commenced flight validation, with a public flight event planned in the near term.

Building on its operating experience, EHang is standardizing its certifications, operating data, know-how and safety management capabilities into replicable solutions for customers and partners. The Company is also enhancing EH216-S operational support, with its battery cooling vehicle increasing daily utilization to 12–15 flights per aircraft and independent air-conditioning systems reducing cabin temperature by 10–15°C, supporting greater efficiency, passenger comfort and future scaled operations.

Expanding Overseas Markets and Building a Standardized, Replicable Global Market Entry Model

Through collaboration with local civil aviation authorities and partners, EHang continued to accelerate the deployment of its pilotless eVTOL technologies and operational systems overseas. Since the second quarter, the EH216-S has expanded its flight footprint to Mexico, Switzerland and Kazakhstan. To date, the EH216 series has flown in 23 countries worldwide, with nearly 100,000 safe flight missions completed.

In Thailand, the Company continued local flight validation and commercial operation preparations under the regulatory sandbox framework. A clear regulatory pathway has been established with the Civil Aviation Authority of Thailand, with the goal of obtaining a commercial operation certificate within 2026.

Building on nearly a decade of experience in airworthiness certification, operations and regulatory engagement, EHang further advanced its Global Fast Track Program, providing a structured and accelerated pathway for introducing pilotless eVTOL operations in international markets. The program covers regulatory coordination, validation flights, operational readiness and commercialization. Sri Lanka is the inaugural market under the initiative and is advancing toward sandbox commercialization subject to applicable regulatory, technical, operational and safety assessments. EHang is also exploring similar collaboration pathways in other international markets.

By moving from product delivery toward the export of experience, capabilities and standards, EHang is building a more efficient and replicable global commercialization model.

Expanding the Product Portfolio and Application Scenarios to Diversify Growth Drivers

EHang remains focused on passenger air mobility as its long-term strategic priority, while leveraging its aviation-grade technologies and safety capabilities to expand into non-passenger applications such as logistics, firefighting and aerial media.

Aerial media remains an important part of this diversification. The Company continued to expand GD-series formation drone sales and drone show services, while further developing recurring venue-based performances alongside one-off large-scale events. EHang has also been expanding the business into Japan, Thailand and Europe, enhancing its sustainability and replicability.

In aerial logistics and firefighting, the Company is advancing product development and testing based on real customer demand, with trial applications in port logistics and forest firefighting.

Meanwhile, EHang continued to advance the development and airworthiness certification of the VT35 long-range lift-and-cruise eVTOL through ongoing testing and trial flights. The Company also enhanced its urban low-altitude flight management platform and further integrated it with Hefei government’s city-level flight service system to support future large-scale, high-density urban low-altitude operations.

Management Remarks

Mr. Huazhi Hu, Founder, Chairman and Chief Executive Officer of EHang: “Since the second quarter, EHang has entered an important strategic transition, moving from obtaining certifications toward operational readiness, scenario validation, capability deployment and global expansion. Certification is only the starting point. Scalable commercialization ultimately depends on safe and reliable products, strong operational capabilities, replicable scenario solutions and the ability to deploy them across global markets.

In late June, a major accident involving a piloted light-sport aircraft in China prompted greater caution around low-altitude aviation safety regulation and affected the pace of passenger commercial operation approvals in certain regions. We fully understand this regulatory approach. For pilotless passenger aviation, safety, regulation and traceability have always been the foundation for commercial operations. We see this as a temporary adjustment in industry pace, not a change in market demand, our technology foundation or long-term direction.

We are therefore focused on three priorities: refining replicable flight operational models in China while accelerating capability deployment overseas; diversifying revenue through logistics, firefighting and aerial media while keeping passenger transportation at the core; and improving efficiency by focusing resources on core R&D, airworthiness, operations and businesses with clear revenue potential. We are also improving organizational efficiency and revitalizing structure, controlling capital expenditures and expanding the use of AI in R&D design, knowledge reuse and cross-functional processes.

We firmly believe advanced air mobility will continue toward greater automation, intelligence and pilotless operations. Our goal is to keep strengthening our safety record and standardized operational capabilities, so that EHang is ready to scale as the regulatory and commercial environment matures.”

Mr. Conor Yang, Chief Financial Officer of EHang: “We are pleased with the continued progress across our global and regional markets, highlighted by the rollout of our Global Fast Track Program and the advancement of regulatory sandbox initiatives in Thailand and Hong Kong. These milestones reflect growing regulatory collaboration and open up additional commercialization pathways for our pilotless eVTOL solutions.

At the same time, we recognize that the recent industry air incidents have prompted a more cautious regulatory stance in China, creating near-term uncertainty around the timing of passenger commercial service approvals in China. In light of this evolving environment, we have decided to withdraw our previously issued 2026 revenue guidance of RMB600 million and are not providing a replacement at this time. We will revisit our outlook and provide updated guidance once regulatory visibility improves.

As of June 30, cash and investment balances totaled RMB929.4 million, supporting our commercialization, product development and global expansion. We will continue to improve operating efficiency and create sustainable long-term value for shareholders.”

Unaudited Financial Results for the Second Quarter of 2026

Revenues

Total revenues were RMB77.9 million (US$11.5 million), compared with RMB113.3 million in the second quarter of 2025, and RMB25.7 million in the first quarter of 2026. The quarter-over-quarter 203.5% increase was primarily driven by increased sales volume of eVTOL aircraft, including EH216 series and VT35.

Costs of revenues

Costs of revenues were RMB30.2 million (US$4.4 million), compared with RMB43.6 million in the second quarter of 2025 and RMB9.6 million in the first quarter of 2026. The quarter-over-quarter increase was in line with the increase in the sales volume of eVTOL aircraft.

Gross profit and gross margin

Gross profit was RMB47.7 million (US$7.0 million), compared with RMB69.7 million in the second quarter of 2025, and RMB16.0 million in the first quarter of 2026. The quarter-over-quarter increase was primarily due to the increase in the sales volume of eVTOL aircraft.

Gross margin was 61.2%, on par with 61.5% in the second quarter of 2025 and 62.5% in the first quarter of 2026.

Operating expenses

Total operating expenses were RMB182.3 million (US$26.9 million), compared with RMB172.5 million in the second quarter of 2025, and RMB151.7 million in the first quarter of 2026.

•

Sales and marketing expenses were RMB34.4 million (US$5.1 million), compared with RMB41.1 million in the second quarter of 2025, and RMB23.9 million in the first quarter of 2026. The year-over-year decrease was primarily attributable to decreases in sales-related compensation. The quarter-over-quarter increase was primarily attributable to higher share-based compensation expenses due to new grant of share-based awards in the end of first quarter of 2026.

•

General and administrative expenses were RMB84.1 million (US$12.4 million), compared with RMB73.8 million in the second quarter of 2025, and RMB67.7 million in the first quarter of 2026. The year-over-year and the quarter-over-quarter increases were primarily attributable to higher share-based compensation expenses due to new grant of share-based awards in the end of first quarter of 2026, and increases in current expected credit loss of accounts receivable.

•

Research and development expenses were RMB63.8 million (US$9.4 million), compared with RMB57.6 million in the second quarter of 2025, and RMB60.1 million in the first quarter of 2026. The year-over-year increase was mainly attributable to increased employee compensation. The quarter-over-quarter increase was mainly attributable to higher share-based compensation expenses due to new grant of share-based awards in the end of first quarter of 2026.

Operating loss

Operating loss was RMB 131.7 million (US$19.4 million), compared with RMB100.1 million in the second quarter of 2025 and RMB127.9 million in the first quarter of 2026.

Net loss

Net loss was RMB 128.3 million (US$18.9 million), compared with RMB103.0 million in the second quarter of 2025 and RMB126.4 million in the first quarter of 2026.

Net loss per ordinary share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.84 (US$0.12).

Basic and diluted net loss per American depositary share (“ADS”) were both RMB1.68 (US$0.24). Each ADS represents two of our Class A ordinary shares.

Balance sheets

Cash and cash equivalents, short-term investments and treasury investment balances were RMB929.4 million (US$137.0 million) as of June 30, 2026.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administrative expenses, adjusted research and development expenses, adjusted operating income (loss), adjusted net income (loss), adjusted net income (loss) attributable to ordinary shareholders, adjusted basic and diluted net earnings (loss) per ordinary share and adjusted basic and diluted net earnings (loss) per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands, or such expenses were not deductible.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of item of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects, and allow for greater visibility with respect to key metrics used by its management in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses4 were RMB112.7 million (US$16.6 million), compared to RMB96.4 million in the second quarter of 2025 and RMB101.1 million in the first quarter of 2026. In the second quarter of 2026, adjusted sales and marketing expenses4, adjusted general and administrative expenses4, and adjusted research and development expenses4 were RMB20.0 million (US$2.9 million), RMB45.4 million (US$6.7 million), and RMB47.3 million (US$7.0 million), respectively.

Adjusted operating loss2 (non-GAAP)

Adjusted operating loss2 was RMB62.0 million (US$9.1 million), compared with RMB23.9 million in the second quarter of 2025 and RMB77.1 million in the first quarter of 2026.

Adjusted net loss3 (non-GAAP)

Adjusted net loss3 was RMB58.5 million (US$8.6 million), compared with RMB12.5 million in the second quarter of 2025 and adjusted net loss3 of RMB75.6 million in the first quarter of 2026.

Adjusted net loss attributable to EHang’s ordinary shareholders5 (non-GAAP)

Adjusted net loss attributable to EHang’s ordinary shareholders5 was RMB57.9 million (US$8.5 million), compared with RMB12.3 million in the second quarter of 2025 and RMB75.2 million in the first quarter of 2026.

Adjusted net loss per ordinary share6 and per ADS7 (non-GAAP)

Adjusted basic and diluted net loss per ordinary share6 was RMB0.38 (US$0.06).

Adjusted basic and diluted net loss per ADS7 was RMB0.76 (US$0.12).

Business Outlook

In light of recent industry safety incidents and the resulting more cautious regulatory approach, which has increased uncertainty around the timing of passenger commercial service approvals in China, the Company has decided to withdraw its previously issued full-year revenue guidance for 2026 and is not providing replacement guidance at this time.

[4]

Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. Adjusted sales and marketing expenses, adjusted general and administrative expenses, and adjusted research and development expenses are non-GAAP financial measures. Each is defined as the respective expense—sales and marketing expenses, general and administrative expenses, and research and development expenses—excluding share-based compensation expenses.

[5]

Adjusted net income (loss) attributable to EHang’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to EHang’s ordinary shareholders excluding share-based compensation expenses and certain non-operational expenses.

[6]

Adjusted basic and diluted net earnings (loss) per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted net earnings (loss) per ordinary share excluding share-based compensation expenses and certain non-operational expenses.

[7]

Adjusted basic and diluted net earnings (loss) per ADS is a non-GAAP financial measure, which is defined as basic and diluted earnings (loss) per ADS excluding share-based compensation expenses and certain non-operational expenses.

This decision reflects a prudent approach to managing business visibility against the backdrop of domestic regulatory environment at this stage and does not represent a change in the Company’s long-term outlook for the low-altitude economy or EHang’s strategic positioning.

The Company will continue to expand global markets, strengthen its operational capabilities, diversify its revenue mix, and closely monitor developments in the regulatory and operating environment. EHang expects to provide an updated business outlook when greater regulatory visibility is established.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Tuesday, August 25, 2026, U.S. Eastern Time (8:00 PM on Tuesday, August 25, 2026, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

English line: https://s1.c-conf.com/diamondpass/10056824-n27awx.html

Chinese line: https://s1.c-conf.com/diamondpass/10056826-dodgtb.html

A live and archived webcast of the conference call will be available on the Company’s Investors Relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading advanced air mobility (“AAM”) technology platform company, committed to making safe, autonomous, and eco-friendly air mobility accessible to everyone. The company develops and manufactures a diversified portfolio of pilotless electric vertical take-off and landing (“eVTOL”) aircraft for a wide range of use cases, including aerial tourism, intra-city transport, intercity travel, logistics and emergency firefighting. Its flagship model, EH216-S, has obtained the world’s first type certificate, production certificate and standard airworthiness certificate for pilotless eVTOL issued by the Civil Aviation Administration of China, and is now commercially operated under the country’s first Air Operator Certificates for human-carrying eVTOL services. Complementing this, EHang’s VT35 expands its reach into long-range and intercity scenarios, supporting the development of a multi-tiered low-altitude mobility network. By integrating advanced autonomous technologies with scalable operational infrastructure, EHang is redefining how people and goods move—across cities, regions, and natural barriers—shaping the future of air mobility. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of AAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Exchange Rate

This press release contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	256,400	209,198	30,832
Short-term investments	843,232	692,744	102,098
Restricted short-term deposits	29,655	—	—
Accounts receivable, net[8]	111,670	86,765	12,787
Inventories	101,634	132,230	19,488
Prepayments and other current assets[9]	140,922	152,897	22,536

Total current assets	1,483,513	1,273,834	187,741

Non-current assets:
Property and equipment, net	258,050	271,202	39,970
Treasury investment	—	27,466	4,048
Operating lease right-of-use assets, net	116,468	127,404	18,777
Land use rights, net	11,347	11,223	1,654
Intangible assets, net	2,713	2,599	383
Investments accounted for using equity method	28,849	45,080	6,644
Other investments	45,330	45,330	6,681
Deferred tax assets	6,969	6,969	1,027
Other non-current assets	38,294	35,510	5,234

Total non-current assets	508,020	572,783	84,418

Total assets	1,991,533	1,846,617	272,159

[8]	As of December 31, 2025 and June 30, 2026, amounts due from a related party of RMB5,256 and RMB1,268 (US$187) were included in accounts receivable, net, respectively.
[9]	As of December 31, 2025 and June 30, 2026, amounts due from a related party of RMB2,070 and nil were included in prepayments and other current assets, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	229,611	292,523	43,113
Accounts payable	132,509	124,237	18,310
Contract liabilities[10]	60,839	59,473	8,765
Current portion of long-term bank loans	9,800	18,000	2,653
Accrued expenses and other liabilities[11]	263,439	169,888	25,038
Current portion of lease liabilities	16,278	26,794	3,949
Deferred income	817	381	56
Deferred government subsidies	684	153	23
Income taxes payable	1,820	221	33

Total current liabilities	715,797	691,670	101,940

Non-current liabilities:
Long-term bank loans	82,700	121,000	17,833
Deferred tax liabilities	292	292	43
Unrecognized tax benefit	5,480	5,480	808
Lease liabilities	114,246	119,751	17,649
Other non-current liabilities	4,676	3,534	521

Total non-current liabilities	207,394	250,057	36,854

Total liabilities	923,191	941,727	138,794

Shareholders’ equity:
Treasury stock	(10,085)	(13,743)	(2,025)
Ordinary shares	92	93	14
Additional paid-in capital	3,335,371	3,455,915	509,339
Statutory reserves	3,302	3,302	487
Accumulated deficit	(2,262,358)	(2,516,017)	(370,815)
Accumulated other comprehensive income (loss)	2,605	(23,121)	(3,408)

Total EHang Holdings Limited shareholders’ equity	1,068,927	906,429	133,592
Non-controlling interests	(585)	(1,539)	(227)

Total shareholders’ equity	1,068,342	904,890	133,365

Total liabilities and shareholders’ equity	1,991,533	1,846,617	272,159

[10]	As of December 31, 2025 and June 30, 2026, amounts due to a related party of nil and RMB341(US$50) were included in accrued expenses and other liabilities, respectively.
[11]	As of December 31, 2025 and June 30, 2026, amounts due to a related party of nil and RMB341(US$50) were included in accrued expenses and other liabilities, respectively.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Total revenues	113,321	25,660	77,887	11,479	139,413	103,547	15,261
Costs of revenues	(43,640)	(9,621)	(30,187)	(4,449)	(53,439)	(39,808)	(5,867)

Gross profit	69,681	16,039	47,700	7,030	85,974	63,739	9,394
Operating expenses:
Sales and marketing expenses	(41,132)	(23,916)	(34,427)	(5,074)	(53,360)	(58,343)	(8,599)
General and administrative expenses	(73,765)	(67,749)	(84,108)	(12,396)	(135,109)	(151,857)	(22,381)
Research and development expenses	(57,579)	(60,080)	(63,798)	(9,403)	(94,864)	(123,878)	(18,257)

Total operating expenses	(172,476)	(151,745)	(182,333)	(26,873)	(283,333)	(334,078)	(49,237)
Other operating income	2,734	7,798	2,894	427	7,420	10,692	1,576

Operating loss	(100,061)	(127,908)	(131,739)	(19,416)	(189,939)	(259,647)	(38,267)
Other income (expenses):
Interest income	11,673	10,396	8,989	1,325	23,722	19,385	2,857
Interest expenses	(997)	(2,324)	(2,267)	(334)	(2,150)	(4,591)	(677)
Foreign exchange gain (loss)	1,774	(3,475)	(348)	(51)	3,346	(3,823)	(563)
Other non-operating (expenses) income, net	(13,747)	492	287	43	(12,996)	779	115

Total other (expense) income	(1,297)	5,089	6,661	983	11,922	11,750	1,732
Loss before income tax and loss from equity method investments	(101,358)	(122,819)	(125,078)	(18,433)	(178,017)	(247,897)	(36,535)

Income tax (expenses) benefits	(114)	(117)	770	113	(115)	653	96

Loss before loss from equity method investments	(101,472)	(122,936)	(124,308)	(18,320)	(178,132)	(247,244)	(36,439)
Loss from equity method investments	(1,487)	(3,426)	(3,943)	(581)	(3,217)	(7,369)	(1,086)

Net loss	(102,959)	(126,362)	(128,251)	(18,901)	(181,349)	(254,613)	(37,525)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(102,959)	(126,362)	(128,251)	(18,901)	(181,349)	(254,613)	(37,525)
Net loss attributable to non-controlling interests	220	401	553	82	526	954	141

Net loss attributable to ordinary shareholders	(102,739)	(125,961)	(127,698)	(18,819)	(180,823)	(253,659)	(37,384)

Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	144,741	150,994	151,900	151,900	144,316	151,450	151,450
Diluted	144,741	150,994	151,900	151,900	144,316	151,450	151,450
Net loss per ordinary share Basic and diluted	(0.71)	(0.83)	(0.84)	(0.12)	(1.25)	(1.67)	(0.25)
Net loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.42)	(1.66)	(1.68)	(0.24)	(2.50)	(3.34)	(0.50)
Other comprehensive loss
Foreign currency translation adjustments net of nil tax	(4,009)	(13,276)	(12,450)	(1,835)	(6,008)	(25,726)	(3,792)

Total other comprehensive loss, net of tax	(4,009)	(13,276)	(12,450)	(1,835)	(6,008)	(25,726)	(3,792)
Comprehensive loss	(106,968)	(139,638)	(140,701)	(20,736)	(187,357)	(280,339)	(41,317)
Comprehensive loss attributable to non-controlling interests	220	401	553	82	526	954	141

Comprehensive loss attributable to ordinary shareholders	(106,748)	(139,237)	(140,148)	(20,654)	(186,831)	(279,385)	(41,176)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	69,681	16,039	47,700	7,030	85,974	63,739	9,394
Plus: Share-based compensation expenses	117	123	112	16	117	235	35

Adjusted gross profit	69,798	16,162	47,812	7,046	86,091	63,974	9,429

Sales and marketing expenses	(41,132)	(23,916)	(34,427)	(5,074)	(53,360)	(58,343)	(8,599)
Plus: Share-based compensation expenses	18,651	5,294	14,380	2,119	20,612	19,674	2,900

Adjusted sales and marketing expenses	(22,481)	(18,622)	(20,047)	(2,955)	(32,748)	(38,669)	(5,699)

General and administrative expenses	(73,765)	(67,749)	(84,108)	(12,396)	(135,109)	(151,857)	(22,381)
Plus: Share-based compensation expenses	37,934	36,397	38,783	5,717	77,107	75,180	11,080

Adjusted general and administrative expenses	(35,831)	(31,352)	(45,325)	(6,679)	(58,002)	(76,677)	(11,301)

Research and development expenses	(57,579)	(60,080)	(63,798)	(9,403)	(94,864)	(123,878)	(18,257)
Plus: Share-based compensation expenses	19,486	8,960	16,495	2,431	25,614	25,455	3,752

Adjusted research and development expenses	(38,093)	(51,120)	(47,303)	(6,972)	(69,250)	(98,423)	(14,505)

Operating expenses	(172,476)	(151,745)	(182,333)	(26,873)	(283,333)	(334,078)	(49,237)
Plus: Share-based compensation expenses	76,071	50,651	69,658	10,267	123,333	120,309	17,732

Adjusted operating expenses	(96,405)	(101,094)	(112,675)	(16,606)	(160,000)	(213,769)	(31,505)

Operating loss	(100,061)	(127,908)	(131,739)	(19,416)	(189,939)	(259,647)	(38,267)
Plus: Share-based compensation expenses	76,188	50,774	69,770	10,283	123,449	120,544	17,767

Adjusted operating loss	(23,873)	(77,134)	(61,969)	(9,133)	(66,490)	(139,103)	(20,500)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(102,959)	(126,362)	(128,251)	(18,901)	(181,349)	(254,613)	(37,525)
Plus: Share-based compensation expenses	76,188	50,774	69,770	10,283	123,450	120,544	17,767
Plus: Certain non-operational expenses	14,254	—	—	—	14,254	—	—

Adjusted net loss	(12,517)	(75,588)	(58,481)	(8,618)	(43,645)	(134,069)	(19,758)

Net loss attributable to ordinary shareholders	(102,739)	(125,961)	(127,698)	(18,819)	(180,823)	(253,659)	(37,384)
Plus: Share-based compensation expenses	76,188	50,774	69,770	10,283	123,450	120,544	17,767
Plus: Certain non-operational expenses	14,254	—	—	—	14,254	—	—

Adjusted net loss attributable to ordinary shareholders	(12,297)	(75,187)	(57,928)	(8,536)	(43,119)	(133,115)	(19,617)

Shares used in net loss per ordinary share computation (in thousands of shares):
Basic	144,741	150,994	151,900	151,900	144,316	151,450	151,450
Diluted	144,741	150,994	151,900	151,900	144,316	151,450	151,450
Adjusted basic net loss per ordinary share	(0.08)	(0.50)	(0.38)	(0.06)	(0.30)	(0.88)	(0.13)
Adjusted diluted net loss per ordinary share	(0.08)	(0.50)	(0.38)	(0.06)	(0.30)	(0.88)	(0.13)
Adjusted basic net loss per ADS	(0.16)	(1.00)	(0.76)	(0.12)	(0.60)	(1.76)	(0.26)
Adjusted diluted net loss per ADS	(0.16)	(1.00)	(0.76)	(0.12)	(0.60)	(1.76)	(0.26)